Exhibit 16.1

Tel: 631-501-9600 Fax: 631-501-1885 www.bdo.com	401 Broadhollow Road, Suite 201 Melville, NY 11747

April 1, 2020

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 30, 2020, to be filed by our former client, Chembio Diagnostics, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.